CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 117 to Registration Statement No. 33-46973 on Form N-1A of our report dated December 23, 2020, relating to the financial statements and financial highlights of the Payden Limited Maturity Fund and Payden Global Fixed Income Fund series of The Payden & Rygel Investment Group, appearing in the Annual Reports on Form N-CSR of The Payden & Rygel Investment Group for the year ended October 31, 2020, and to the references to us under the headings “Fund Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

June 25, 2021